EXHIBIT 99.3
THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES
SEGMENT INFORMATION
The Americas segment operating income for prior periods has been restated to reflect the elimination of intercompany profit between the former North America and Latin America strategic business units ("SBUs"). Also, certain start-up costs related to the construction of our new manufacturing facility in San Luis Potosi, Mexico were reclassified from Other (Income) Expense to Americas operating income to align to the change in reported segments beginning in 2016. Finally, certain reclassifications affecting Interest Expense, Other (Income) Expense and segment assets were made due to the adoption of new accounting guidance regarding the presentation of debt issuance costs. Refer to Note 1.

	Twelve Months Ended
	December 31,
(In millions)	2015	2014	2013
Sales:
Americas	$9,370	$9,881	$10,747
Europe, Middle East and Africa	5,115	6,180	6,567
Asia Pacific	1,958	2,077	2,226
Net Sales	$16,443	$18,138	$19,540
Segment Operating Income:
Americas	$1,266	$967	$971
Europe, Middle East and Africa	435	438	298
Asia Pacific	319	301	308
Total Segment Operating Income	$2,020	$1,706	$1,577
Less:
Rationalizations	114	95	58
Interest expense	438	444	407
Other (income) expense	(141)	286	82
Asset write-offs and accelerated depreciation	8	7	23
Corporate incentive compensation plans	103	97	108
Pension curtailments/settlements(1)	137	33	—
Intercompany profit elimination	3	(9)	(7)
Loss on deconsolidation of Venezuelan subsidiary	646	—	—
Retained expenses of divested operations	14	16	24
Other(2)	90	50	69
Income before Income Taxes	$608	$687	$813

(1)
Substantially all of the pension settlement charges noted above related to our Americas SBU; however. such costs were not included in Americas segment operating income for purposes of management's assessment of SBU operating performance.

(2)
Primarily represents unallocated corporate costs including certain costs for one-time strategic global initiatives. Also includes the elimination of $25 million, $24 million and $39 million for the years ended December 31, 2015, 2014 and 2013, respectively, of royalty income attributable to the strategic business units.

EXHIBIT 99.3 (cont.)
THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES
SEGMENT INFORMATION

	December 31,
(In millions)	2015	2014	2013
Assets
Americas(1)	$6,275	$7,019	$7,361
Europe, Middle East and Africa	4,377	4,954	5,527
Asia Pacific	2,559	2,594	2,613
Total Segment Assets	13,211	14,567	15,501
Corporate(2)	3,180	3,433	1,884
	$16,391	$18,000	$17,385

(1)	Decrease in Americas segment assets at December 31, 2015 was due primarily to the deconsolidation of our Venezuelan subsidiary on December 31, 2015.

(2)
Corporate includes substantially all of our U.S. net deferred tax assets. Corporate assets increased in 2014 by $2,080 million due primarily to the release of substantially all of the valuation allowance on our net U.S. deferred tax assets.

	Twelve Months Ended
	December 31,
(In millions)	2015	2014	2013
Rationalizations:
Americas	$15	$(3)	$16
Europe, Middle East and Africa	95	89	26
Asia Pacific	4	9	16
Total Segment Rationalizations	$114	$95	$58

Net (Gains) Losses on Asset Sales
Americas	$(2)	$(8)	$(5)
Europe, Middle East and Africa	14	7	(1)
Asia Pacific	(5)	—	(2)
Total Segment Asset Sales	7	(1)	(8)
Corporate(1)	(78)	(2)	—
	$(71)	$(3)	$(8)

(1)
Corporate gain on asset sales in 2015 included a $48 million gain on the dissolution of our global alliance with Sumitomo Rubber Industries, Ltd. ("SRI") and a $30 million gain on the sale of our investment in shares of SRI.

EXHIBIT 99.3 (cont.)
THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES
SEGMENT INFORMATION

	Twelve Months Ended
	December 31,
(In millions)	2015	2014	2013
Asset Write-offs and Accelerated Depreciation
Europe, Middle East and Africa	$8	$7	$23
Total Segment Asset Write-offs and Accelerated Depreciation	$8	$7	$23

Capital Expenditures
Americas(1)	$618	$434	$505
Europe, Middle East and Africa	223	266	332
Asia Pacific	124	154	257
Total Segment Capital Expenditures	825	854	1,094
Corporate	18	69	74
	$983	$923	$1,168

(1) Americas 2015 capital expenditures includes approximately $140 million related to the construction of our new manufacturing facility in San Luis Potosi, Mexico.

Depreciation and Amortization
Americas	$364	$376	$359
Europe, Middle East and Africa	186	220	228
Asia Pacific	114	105	93
Total Segment Depreciation and Amortization	664	701	680
Corporate	34	31	42
	$698	$732	$722

Equity in (Income)
Americas	$(3)	$(5)	$(8)
Europe, Middle East and Africa	(1)	—	—
Asia Pacific(1)	(12)	(23)	(23)
Total Segment Equity in (Income)	$(16)	$(28)	$(31)

(1)
Substantially all of the Asia Pacific segment equity in income related to 25% interests in Nippon Goodyear Ltd. and Dunlop Goodyear Tires Ltd. which ceased to be recognized effective October 1, 2015 following the dissolution of the global alliance with SRI.